EXHIBIT 7

PL Capital Nominates Richard Lashley and William Houlihan for Election to Metro Bancorp’s Board of Directors

October 20, 2014—Naperville, IL—The PL Capital Group is pleased to announce their intent to nominate Richard J. Lashley and William A. Houlihan for election as Directors of Metro Bancorp, Inc. (NASDAQ Global Select Market Symbol: METR) at the Company’s 2015 Annual Meeting, in opposition to Metro Bancorp’s nominees.

Mr. Lashley, age 56, is a co-founder and principal of PL Capital.  Prior to co-founding PL Capital in 1996, Mr. Lashley was a CPA and corporate finance advisor at KPMG from 1984-1996, providing professional accounting and financial advisory services to clients in the banking industry. Mr. Lashley has previously served as a Director of eight banks and thrifts throughout the U.S.  He is often quoted in banking industry publications and is a frequent speaker at various banking industry and investment conferences.  In 2014, Mr. Lashley and PL Capital principal John Palmer were ranked among the top community bank investors in the U.S. by the American Banker, a leading industry publication.  He earned an MBA from Rutgers University and a B.S. from Oswego State University.

Mr. Houlihan, age 59, has 37 years of significant, diversified experience in the banking and financial services industries. He currently serves as a board member of three publicly-traded companies (Five Oaks Investment Corp., a mortgage REIT;  Tiptree Financial Inc., a financial services company; and First Physicians Capital Group, Inc., a health care investment company).  From 2001 to 2014, he previously served as a board member and/or senior executive of numerous private and publicly-traded companies and banks, including CFO of three different bank holding companies and/or banks (Hudson United Bancorp, Metris Companies, and Amalgamated Bank).  At various times from 1981 to 2007, Mr. Houlihan was an investment banker at several national investment banking firms (including Goldman Sachs, Bear Stearns, KBW, JP Morgan, and UBS), where he specialized in providing advisory services to banks and financial institutions.  He began his career as a CPA at Deloitte Haskins & Sells in 1977.   He earned an MBA in Finance from New York University and a B.S. in Accounting from Manhattan College.

PL Capital principal John Palmer noted, “We are thrilled to have Bill Houlihan join Rich as a nominee on PL Capital’s slate.  Bill is an outstanding individual with significant relevant experience as a commercial banker, investment banker, CFO, CPA, real estate investor and board member.  We believe Rich and Bill would be great additions to Metro Bancorp’s board of directors.”

PL Capital, an investment firm specializing in community banks and thrifts and shareholder activism, is among the largest shareholders of Metro Bancorp.  PL Capital currently owns 8.8% of Metro Bancorp.  Metro Bancorp is a $2.2 billion in assets bank based in Harrisburg, PA.

Contact:  Richard Lashley, Principal
PL Capital, LLC
Morristown, NJ
973-539-5400
RLashley@plcapitalllc.com